UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 000-51180

Poly-pacific International Inc.
(Translation of registrant's name into English)

4287B Dawson Street
Burnaby, BC V5C 4B3
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Poly-Pacific International Inc.

Date: November 7, 2006   By: /s/ Randy Hayward

Name: Randy Hayward
Title: President

EXHIBIT INDEX

Exhibit	Description
99.1	News Release

NEWS RELEASE

The Board of Directors of Poly-Pacific International Inc. (the "Company") announces that Mr. Thomas Lam has resigned as a Director and Chairman of the Board of Poly-Pacific effective the 2nd day of November, 2006. The Board has accepted the resignation and states that Mr. Lam will no longer be involved in any way with the operations and business of the company.

Following the resignation of Mr. Lam, Mr. Donald Quon of Calgary Alberta also submitted a letter of resignation addressed to the Board of Directors, dated November 6th, 2006.

For More Information contact:

Mr. Randy Hayward
Telephone: (604) 293-8885
Facsimile: (604) 293- 8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.